UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number 001-38813

Maase Inc.

Building 48, Zhixin Manufacturing Valley Industrial Park

No. 52 Yangzhou Road, Economic Development Zone

Laixi, Qingdao, Shandong Province, People’s Republic of China

Tel: +86-532-66030885

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Entry into a Transaction Agreement

On January 23, 2026, Maase Inc. (“MAAS” or the “Company”) entered into a transaction agreement (the “Transaction Agreement”) to acquire 100% of the equity interests of Times Good Limited, which in turn, controls core assets and operations of Huazhi Future (Chongqing) Technology Co., Ltd. and its subsidiaries (collectively the “Huazhi Group”).

The transaction values Huazhi Group at approximately RMB1.1 billion. The consideration will be paid through a combination of shares and cash, consisting of (i) an aggregate 87,400,144 Class A ordinary shares of a par value of US$0.09 each of the Company (the “Consideration Shares”), and (ii) a cash payment of US$26,000,000, which will be paid within 365 days after the Closing.

The Transaction Agreement also provides that, subject to certain customary exceptions, each seller is subject to a lock-up period of sixty (60) months following the Closing, during which they are restricted from transferring or otherwise disposing of the Consideration Shares.

The transaction is expected to close by the end of February 2026, subject to the satisfaction or waiver of customary closing conditions as set forth in the Transaction Agreement.

The foregoing description of the Transaction Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Transaction Agreement, which is filed as Exhibit 10.1 to this current report on Form 6-K and is incorporated herein by reference.

In connection with the Transaction Agreement, the Company issued a press release on January 23, 2026, which is filed as Exhibit 99.1 to this current report on Form 6-K.

Forward-looking Statements

This current report on Form 6-K contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When MAAS uses words such as “may”, “will”, “intend”, “should”, “believe”, “expect”, “anticipate”, “project”, “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from MAAS’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: risks related to whether the conditions required to close the transaction will be satisfied; value and business prospects of the acquired businesses and assets; MAAS’s goals and strategies; MAAS’s future business development; product and service demand and acceptance; changes in technology; economic conditions; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and the international markets MAAS serves and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by MAAS with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this current report. Additional factors are discussed in MAAS’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. MAAS undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

Exhibit No.	Description
10.1	Transaction Agreement dated January 23, 2026 by and among Maase Inc., Times Good Limited, and the Sellers
99.1	Press Release dated January 23, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Maase Inc.

Date: January 23, 2026	By:	/s/ Zhou Min
		Name:	Zhou Min
		Title:	Vice-Chairperson of the Board, Chief Executive Officer

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